FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  09 September 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Reports Second quarter results

HAMILTON, Bermuda, September 9, 2009 – Signet Jewelers Ltd (“Signet”) (NYSE and LSE: SIG), the world’s largest specialty retail jeweler, today announced its results for the 13 weeks and 26 weeks ended August 1, 2009.

Highlights
		13 weeks		26 weeks
to August 1, 2009
• Same store sales	down 5.3%			down 4.0%
• Income before income taxes	$38.5m	down 6.1%	$79.9m	down 1.6%
(excluding fiscal 2009 non-recurring relisting costs)
• Basic and diluted earnings per share	$0.32	up 39.1%	$0.63	up 18.9%
• Further significant progress made towards achieving fiscal 2010(1) financial objectives
• Operational initiatives driving profitable market share gains in a consolidating sector
• Increased gross merchandise margin in US and UK
• Free cash inflow(2) target increased by $100 million to $275 million to $325 million for fiscal 2010

(1) Fiscal 2009 is the year ended January 31, 2009 and fiscal 2010 is the year ending January 30, 2010.

(2) Cash inflow from operating activities less cash used in investing activities and amendment fees.

Terry Burman, Chief Executive, Signet Jewelers commented: “During the second quarter we made further significant progress toward achieving our strategic and financial objectives. In particular, the $100 million increase in the target for free cash flow demonstrates the strength of our business. In the current environment, the ability to generate profits and cash, maintain superior operating metrics, have a strong balance sheet and reliable medium term financing in place are significant competitive advantages within the specialty jewelry sector. They enable management to focus on reinforcing the competitive position of the business and to gain profitable market share, which will result in the business being well positioned for a recovery in the economy.
While in the short term, the consumer environment in both the US and the UK remains very uncertain, we are well advanced in our preparations to take advantage of our competitive strengths during the very important Holiday Season.”

Enquiries:	Terry Burman, Chief Executive, Signet Jewelers	+1 441 296 5872
	Walker Boyd, Finance Director, Signet Jewelers	+1 441 296 5872
	Michael Henson, Taylor Rafferty	+1 212 889 4350
	Jonathan Glass, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,952 specialty retail jewelry stores at August 1, 2009; these included 1,396 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 556 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetjewelers.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Conference call

A conference call will take place for all interested parties today at 10.00 a.m. EDT (3.00 p.m. BST) with a simultaneous audio webcast and slide presentation on www.signetjewelers.com. The slides are available to be downloaded from the website ahead of the conference call. The call details are:

European dial-in:	+44 (0)20 7806 1953
US dial-in:	+1 718 354 1385

European replay until September 11:	+44 (0) 20 7806 1970	Access code: 5322040#
US replay until September 11:	+1 718 354 1112	Access code: 5322040#

Risk Factors

This report includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this report and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which Signet operates. Our use of the words 'expects,' 'intends,' 'anticipates,' 'estimates,' 'may,' 'forecast,' 'objective,' 'plan,' or 'target,' and other similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by Signet, the reputation of the Company and its brands, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of Signet’s business, and financial market risks.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk Factors” section of the Company’s fiscal 2009 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 1, 2009 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Interim Management Report

GROUP

During the second quarter Signet made good progress towards achieving its strategic and financial objectives for fiscal 2010. These are:

Strategy

• Enhance position as strongest middle market specialty retail jeweler
• Focus on profit and cash flow maximization to further strengthen balance sheet
• Reduce business risk

Financial Objectives

•	$100 million US cost reduction program

$100 million US cost reduction program
• Significant working capital reduction
• Reduce capital expenditure by about 50%, to some $55 million
• Revised target of $275 million to $325 million free cash inflow, up from original target of $175 million to $225 million

Progress on 2010 financial objectives

The expectation for gross merchandise margin in the US for fiscal 2010, subject to future movements in commodity costs, continues to be at least at the level of fiscal 2009. In the UK, it is anticipated that gross merchandising margin percentage will be better than originally forecast and is now expected to be a little below last year’s level following the improvement achieved so far in fiscal 2010.

The US division remains on target to achieve $100 million of cost reductions (excluding inflation, net bad debt and volume related costs on sales above plan). A small amount of additional cost savings will be reinvested in national TV advertising during the forthcoming Holiday Season to provide a greater than planned level of support to Kay. Full year sterling costs in the UK are expected to be similar to last year.

Capital expenditure in the US and UK is expected to be about $40 million and $15 million respectively and remain consistent with the target for Group expenditures of $55 million.

The free cash flow target for fiscal 2010 is now expected to be between $275 million and $325 million compared with the range of $175 million to $225 million projected at the time of the fiscal 2009 results announcement. The increase in targeted free cash flow reflects the better than anticipated trading and a greater inflow from working capital, including a further $20 million planned benefit from inventory management.

13 weeks ended August 1, 2009

In the 13 weeks ended August 1, 2009 same store sales decreased by 5.3%. Total sales fell by 7.6% to $710.8 million (13 weeks to August 2, 2008: $768.9 million) reflecting an underlying decrease of 3.2% at constant exchange rates (see note 13). The components of the change in sales are set out below:

Q2 change in sales	US %	UK %	Group %
Same store sales	(5.5)	(4.3)	(5.3)
Change in store space	1.5	3.9	2.1
Change in sales at constant exchange rates	(4.0)	(0.4)	(3.2)
Exchange translation	-	(17.7)	(4.4)
Change in total sales as reported	(4.0)	(18.1)	(7.6)

Operating income increased 24.3% to $46.6 million (13 weeks to August 2, 2008: $37.5 million), up by 23.0% at constant exchange rates (see note 13). This included the benefits of $6.0 million from a previously announced change in the US vacation policy and the charge in fiscal 2009 of $10.5 million of non-recurring relisting costs. Operating margin was 6.6% (13 weeks to August 2, 2008: 4.9%). The factors influencing the movement in operating margin are set out below:

Change in operating margin	US %	UK %	Group %
Q2 Fiscal 2009 operating margin	8.7	1.2	4.9
Relisting costs	-	-	1.3
Q2 Fiscal 2009 operating margin before relisting costs	8.7	1.2	6.2
Gross merchandise margin movement	0.1	0.7	0.4
Expense leverage/(deleverage)	0.4	(1.3)	0.1
Impact of new store square footage	(0.1)	-	(0.1)
Q2 Fiscal 2010 operating margin	9.1	0.6	6.6

Income before income taxes rose by 25.8% to $38.5 million (13 weeks to August 2, 2008: $30.6 million). Net income was $27.6 million (13 weeks to August 2, 2008: $19.7 million). Basic and diluted earnings per share were $0.32 (13 weeks to August 2, 2008: $0.23).

26 weeks ended August 1, 2009

In the 26 weeks ended August 1, 2009 same store sales decreased by 4.0%. Total sales fell by 7.4% to $1,473.4 million (26 weeks to August 2, 2008: $1,591.4 million) reflecting an underlying decrease of 2.2% at constant exchange rates (see note 13). The average US dollar rate was £1/$1.54 (26 weeks to August 2, 2008: £1/$1.98). The components of the change in sales are set out below:

Year to date change in sales	US %	UK %	Group %
Same store sales	(4.0)	(4.2)	(4.0)
Change in store space	1.6	3.1	1.8
Change in sales at constant exchange rates	(2.4)	(1.1)	(2.2)
Exchange translation	-	(22.0)	(5.2)
Change in total sales as reported	(2.4)	(23.1)	(7.4)

Operating income increased 18.7% to $99.0 million (26 weeks to August 2, 2008: $83.4 million), up by 17.7% at constant exchange rates (see note 13). This included the benefits of $10.0 million from a previously announced change in US vacation policy and the charge in fiscal 2009 of $10.5 million of non-recurring relisting costs. Operating margin was 6.7% (26 weeks to August 2, 2008: 5.2%). The factors influencing the movement in operating margin are set out below:

Change in operating margin	US %	UK %	Group %
H1 Fiscal 2009 operating margin	8.0	1.5	5.2
Relisting costs	-	-	0.7
H1 Fiscal 2009 operating margin before relisting costs	8.0	1.5	5.9
Gross merchandise margin movement	0.6	0.5	0.6
Expense leverage/(deleverage)	0.6	(2.1)	0.3
Impact of new store square footage	(0.1)	-	(0.1)
H1 Fiscal 2010 operating margin	9.1	(0.1)	6.7

Income before income taxes rose by 13.0% to $79.9 million (26 weeks to August 2, 2008: $70.7 million). The tax rate was 32.5% (26 weeks to August 2, 2008: 35.8%) and net income increased by 18.7% to $53.9 million (26 weeks to August 2, 2008: $45.4 million). Basic and diluted earnings per share were $0.63 (26 weeks to August 2, 2009: $0.53).

Net debt and free cash flow

Net debt at August 1, 2009 was $200.5 million (August 2, 2008: $433.3 million). Group gearing (that is the ratio of net debt to shareholders' funds excluding goodwill) at August 1, 2009 was 11.8% (August 2, 2008: 25.4%). There was a $270.2 million reduction in net debt in the 26 weeks to August 1, 2009 rather than the normal seasonal increase (26 weeks to August 2, 2008: up $58.7 million) reflecting an inflow from tight management of working capital (operating assets and liabilities) of $172.7 million (26 weeks to August 2, 2008: $18.8 million), nil distribution to shareholders (26 weeks to August 2, 2008: $107.4 million) and increased cash flow from operations of $122.3 million (26 weeks to August 2, 2008: $97.8 million).

OPERATING REVIEW

US division (circa 80% of annual sales)

13 weeks ended August 1, 2009

Total sales were down by 4.0% at $552.5 million (13 weeks to August 2, 2008: $575.6 million). Same store sales decreased by 5.5%, reflecting a slight deterioration in the post Valentine’s Day trend seen in the first quarter. The average unit selling price decreased by 5.7% in the mall brands and, on an underlying basis, by 11.6% in Jared, excluding the impact of a new merchandising program. Mall brands same store sales were broadly flat, however Jared continued to be adversely affected by the general weakness in expenditure among households with above average incomes. Differentiated merchandise ranges continued to be expanded and a number of new programs and designs have tested very well.

Operating income was little changed at $50.4 million (13 weeks to August 2, 2008: $50.2 million) including the benefit of $6.0 million from the change in vacation policy. Operating margin was 9.1% (13 weeks to August 2, 2008: 8.7%) reflecting management action to reduce costs (see table above for the main factors influencing operating margin). The division made further good progress towards achieving its fiscal 2010 target of reducing the underlying cost base by $100 million (excluding inflation, net bad debt and volume related costs on sales above plan), the reduction in the quarter being $17.5 million. Reflecting the economic environment, the net bad debt to total sales ratio was up by 110 basis points. Gross merchandise margin was up 10 basis points, benefitting from favorable changes in the sales mix, and lower diamond prices, offsetting the higher cost of gold.

26 weeks ended August 1, 2009

Total sales were down by 2.4% at $1,177.4 million (26 weeks to August 2, 2008: $1,206.7 million). Same store sales decreased by 4.0%. The average unit selling price decreased by 7.3% in the mall brands and, on an underlying basis, by 9.2% in Jared, excluding the impact of a new merchandising program.

Operating income was up by 10.2% at $106.8 million (26 weeks to August 2, 2008: $96.9 million) including the impact of $10.0 million from the change in vacation policy. Operating margin was 9.1% (26 weeks to August 2, 2008: 8.0%) reflecting management action to reduce costs and increased gross merchandise margin (see table above for the main factors influencing operating margin). The deterioration in net bad debt charge to 5.0% of total sales (26 weeks to August 2, 2008: 3.9%) was in line with the trend seen in recent quarters.

It is expected that in fiscal 2010 US net store square footage will decrease by approximately 2%, including the closure of about 75 mall brand stores as leases expire. The planned change in store numbers by format in fiscal 2010 is set out below:

	Kay Mall	Kay Off-mall	Regionals	Jared(a)	Total	Net Square Footage Change
January 2008	789	105	351	154	1,399	10%
Opened	27(b)	30	3	17	77
Closed	(21)	(4)	(50)(b)	-	(75)
January 2009	795	131	304	171	1,401	4%
Openings (planned)	5(b)	3	1	7	16
Closures (approx.)	(13)	(5)	(59)(b)	-	(77)
January 2010 (approx.)	787	129	246	178	1,340	(2)%

(a) A Jared store is equivalent in size to just over four mall stores.
(b) Includes 14 rebranded stores in fiscal 2009 and 2 in fiscal 2010.

UK Division (circa 20% of annual sales)

13 weeks ended August 1, 2009

In the 13 weeks ended August 1, 2009 total sales at constant exchange rates were down 0.4% (see note 13) and on a reported basis sales declined by 18.1% to $158.3 million (13 weeks to August 2, 2008: $193.3 million). Same store sales were down by 4.3% (H.Samuel -2.5% and Ernest Jones -6.2%), an encouraging performance given the trading environment.

The diamond category continued to perform well in Ernest Jones, and gold participation was up in H.Samuel. The focus on differentiated merchandise and customer service remained priorities. The average unit selling price in H.Samuel was up 9.2% and in Ernest Jones by 4.7%.

Operating income was $1.0 million (13 weeks to August 2, 2008: $2.3 million). Tight control of costs and inventory was maintained, with gross merchandise margin increasing by 70 basis points (see table above for main factors influencing operating margin).

26 weeks ended August 1, 2009

In the 26 weeks ended August 1, 2009 total sales at constant exchange rates were down 1.1% (see note 13), on a reported basis sales declined by 23.1% to $296.0 million (26 weeks to August 2, 2008: $384.7 million). Same store sales were down by 4.2% (H.Samuel -2.2% and Ernest Jones

-6.5%). There was an operating loss of $0.3 million (26 weeks to August 2, 2008: operating income $5.8 million), the sales deleverage being partly offset by an increase in gross merchandise margin (see table above for main factors influencing operating margin).

About 18 stores are expected to be refurbished or relocated this year (fiscal 2009: 46), the majority in the enhanced Ernest Jones format. One new store is planned to be opened (fiscal 2009: 9) with 10 closures (fiscal 2009: 14). At the year end, 345 H.Samuel (January 31, 2009: 352) and 204 Ernest Jones (January 31, 2009: 206) stores are planned to be operating.

Central costs, financing items and taxation

In the 13 weeks ended August 1, 2009 central costs were $4.8 million (13 weeks to August 2, 2008: $4.5 million, excluding $10.5 million of non-recurring costs relating to the move of the primary listing to the NYSE). In the 26 weeks ended August 1, 2009 central costs were $7.5 million (26 weeks to August 2, 2008: $8.8 million, excluding $10.5 million of relisting costs) reflecting the change in the average translation rate.

Financing costs rose to $8.1 million (13 weeks to August 2, 2008: $6.9 million), the increase being primarily due to increased costs on fixed rate borrowing and lower interest received on cash balances. In the 26 weeks ended August 1, 2009 financing costs rose to $19.1 million (26 weeks to August 2, 2008: $12.7 million), including refinancing costs of $3.4 million (26 weeks to August 2, 2008: nil).

In the 26 weeks to August 1, 2009 the tax charge was $26.0 million (26 weeks to August 2, 2008: $25.3 million). The tax rate for fiscal 2010 is now expected to be 32.5% (the expected rate at the end of the first quarter was 36.5%); the reduction reflects changes in intra-group financing arrangements and a favorable resolution of certain prior year tax issues.

Change in SEC listing status

At August 1, 2009 over 50% of the Company’s shares were believed to be held beneficially by US residents. Therefore from the start of the next fiscal year, commencing on January 31, 2010, Signet will be filing quarterly reports with the SEC on Form 10-Q and annual reports on Form 10-K.

Principal risks and uncertainties

The principal risks and uncertainties which may affect Signet in the remaining six months of the financial year are set out in the “Risk Factors” section of Company’s fiscal 2009 annual report on Form 20-F, copies of which are available in electronic format on the Company’s website www.signetjewelers.com. Those risks and uncertainties include (in summary) general economic conditions, the merchandising, pricing and inventory policies followed by Signet, the reputation of the Company and its brands, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of Signet’s business and financial market risk.  In the view of the directors there has been no material change in these factors in respect of the remaining six months of the financial year.

INVESTOR RELATIONS PROGRAM

Goldman Sachs 16th Annual Global Retailing Conference in New York

Signet will be presenting at the Goldman Sachs 16th Annual Global Retailing Conference taking place in New York on Thursday, September 10, 2009. The presentation, which will also be webcast on www.signetjewelers.com, will be given by Terry Burman, Chief Executive.

Store Visit, New York City/Watchung, New Jersey

A half day store tour for professional investors will be held in New York City/Watchung, NJ on Wednesday, October 21, 2009. The tour will be hosted by Terry Burman, Chief Executive, Mark Light, Chief Executive of Signet’s US division, and Tim Jackson, Investor Relations Director. Also in attendance from the US executive team will be William Montalto, Chief Administrative Officer; Ed Hrabak, Senior Vice President and General Merchandising Manager and Tryna Kochanek, Senior Vice President Field Operations.

Deutsche Bank Retail Round Table and Dinner in London

Signet will be taking part in the Deutsche Bank Retail Round Table and Dinner in London on Thursday, October 22, 2009. The Group will be represented by Walker Boyd, Finance Director.

Third quarter sales

The third quarter sales performance for the 13 weeks ending October 31, 2009 is expected to be announced at 2.30 a.m. (EST) and 7.30 a.m. (GMT) on Thursday 5, November.

Unaudited condensed consolidated income statements

for the 26 weeks ended August 1, 2009

	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	August 1, 2009	August 2, 2008	August 1, 2009	August 2, 2008
	$m	$m	$m	$m	Notes
Sales	710.8	768.9	1,473.4	1,591.4	2
Cost of sales	(489.3)	(519.8)	(996.4)	(1,064.6)
Gross margin	221.5	249.1	477.0	526.8
Selling, general and administrative expenses	(203.8)	(229.9)	(436.6)	(491.6)
Re-listing costs	-	(10.5)	-	(10.5)	2
Other operating income, net	28.9	28.8	58.6	58.7
Operating income, net	46.6	37.5	99.0	83.4	2
Interest income	0.1	0.8	0.7	2.5
Interest expense	(8.2)	(7.7)	(19.8)	(15.2)
Income before income taxes	38.5	30.6	79.9	70.7
Income taxes	(10.9)	(10.9)	(26.0)	(25.3)
Net income	27.6	19.7	53.9	45.4
Earnings per share – basic	$0.32	$0.23	$0.63	$0.53	5
– diluted	$0.32	$0.23	$0.63	$0.53	5

All of the above relate to continuing activities attributable to equity shareholders.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed consolidated balance sheets

at August 1, 2009

	August 1, 2009 (Unaudited)	August 2, 2008 (Unaudited)	January 31, 2009 (Audited)
	$m	$m	$m	Notes
Assets
Current assets:
Cash and cash equivalents	92.8	66.9	96.8
Accounts receivable, net	766.2	760.8	825.2
Other receivables	24.4	27.0	81.8
Other current assets	51.8	46.3	45.0
Inventories	1,279.2	1,454.5	1,364.4	7
Total current assets	2,214.4	2,355.5	2,413.2
Non-current assets:
Property, plant and equipment, net of accumulated depreciation of $594.2 million, $695.4 million and $572.6 million, respectively	431.2	498.7	452.1
Goodwill	-	556.0	-
Other intangible assets, net	23.6	22.8	23.9
Other assets	11.6	41.1	9.9
Deferred tax assets	54.1	74.8	54.8
Total assets	2,734.9	3,548.9	2,953.9	2
Liabilities and Shareholders’ equity

Current liabilities:
Loans and overdrafts	13.3	120.2	187.5
Accounts payable	93.9	82.5	42.2
Accrued expenses and other current liabilities	220.9	231.4	274.8
Deferred revenue	103.4	106.3	120.1	8
Deferred tax liabilities	55.8	53.1	56.9
Income taxes payable	43.6	59.3	55.8
Total current liabilities	530.9	652.8	737.3
Non-current liabilities:
Long-term debt	280.0	380.0	380.0
Other liabilities	76.9	102.5	71.5
Deferred revenue	143.0	147.8	142.5	8
Retirement benefit obligation	11.4	4.0	12.9
Total liabilities	1,042.2	1,287.1	1,344.2
Commitments and contingencies (see note 10)

Shareholders' equity:
Common shares of $0.18 par value: authorized 500 million shares, 85.5 million shares issued and outstanding (January 31, 2009: authorized 500 million shares, 85.3 million shares issued and outstanding; August 2, 2008 0.9c par value: authorized 5,929.9 million shares, 1,705.5 million shares issued and outstanding)	15.4	15.3	15.3
Deferred shares of £1 par value: nil authorized, nil issued and outstanding (January 31, 2009: nil authorized, nil issued and outstanding; August 2, 2008: authorized 50,000 shares, 50,000 shares issued and outstanding)	-	0.1	-
Additional paid-in capital	167.6	163.5	164.5
Other reserves	235.2	235.2	235.2
Treasury shares	(3.0)	(10.8)	(10.7)
Retained earnings	1,447.1	1,856.4	1,400.9
Accumulated other comprehensive (loss)/income	(169.6)	2.1	(195.5)
Total shareholders’ equity	1,692.7	2,261.8	1,609.7
Total liabilities and shareholders' equity	2,734.9	3,548.9	2,953.9

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statements of cash flows

for the 26 weeks ended August 1, 2009

	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	August 1, 2009	August 2, 2008	August 1, 2009	August 2, 2008
	$m	$m	$m	$m
Cash flows from operating activities:
Net income	27.6	19.7	53.9	45.4
Adjustments to reconcile net income to cash flows provided by operations:
Depreciation of property, plant and equipment	25.2	25.5	49.4	52.6
Amortization of other intangible assets	2.1	1.5	3.5	2.8
Pension (income)/expense	(1.4)	0.3	(1.4)	0.5
Share-based compensation expense	2.4	0.4	3.1	0.7
Deferred taxation	4.7	-	2.1	(1.5)
Facility amendment fees included in net income	-	-	3.4	-
Other non-cash movements	(1.4)	1.4	7.9	(2.8)
Loss on disposal of property, plant and equipment	-	0.4	0.4	0.1

Changes in operating assets and liabilities:
Decrease in accounts receivable	4.3	24.0	59.6	86.0
Decrease/(increase) in other receivables	38.9	(5.9)	55.8	(7.0)
Decrease/(increase) in other current assets	4.5	0.7	(13.9)	2.7
Decrease in inventories	73.4	58.1	116.6	9.4
(Decrease)/increase in accounts payable	(18.9)	(21.6)	47.0	(12.8)
(Decrease)/increase in accrued expenses and other liabilities	(42.4)	6.0	(63.0)	(24.0)
Decrease in deferred revenue	(10.3)	(11.4)	(17.3)	(21.0)
Decrease in income taxes payable	(10.3)	(6.1)	(10.7)	(16.1)
Effect of exchange rate changes on currency swaps	(1.4)	1.6	(1.4)	1.6
Net cash provided by operating activities	97.0	94.6	295.0	116.6
Investing activities:
Purchase of property, plant and equipment	(7.5)	(38.0)	(14.8)	(63.1)
Purchase of other intangible assets	(1.6)	(2.3)	(2.7)	(3.6)
Proceeds from sale of property, plant and equipment	-	-	-	1.0
Net cash flows used in investing activities	(9.1)	(40.3)	(17.5)	(65.7)
Financing activities:
Dividends paid	-	(107.4)	-	(107.4)
Facility amendment fees paid	(0.9)	-	(9.3)	-
(Repayment of)/proceeds from short-term borrowings	(65.6)	94.1	(174.8)	83.7
Repayment of long-term debt	-	-	(100.0)	-
Net cash flows used in financing activities	(66.5)	(13.3)	(284.1)	(23.7)
Cash and cash equivalents at beginning of period	69.2	29.2	96.8	41.7
Increase/(decrease) in cash and cash equivalents	21.4	41.0	(6.6)	27.2
Effect of exchange rate changes on cash and cash equivalents	2.2	(3.3)	2.6	(2.0)
Cash and cash equivalents at end of period	92.8	66.9	92.8	66.9

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statement of shareholders' equity for the 26 weeks ended August 1, 2009

	Common shares at par value	Additional paid-in capital	Other reserves	Treasury shares	Retained earnings	Accumulated other comprehensive loss	Total shareholders equity
	$m	$m	$m	$m	$m	$m	$m
Balance at January 31, 2009	15.3	164.5	235.2	(10.7)	1,400.9	(195.5)	1,609.7
Net income	-	-	-	-	53.9	-	53.9
Foreign currency translation adjustments	-	-	-	-	-	32.2	32.2
Changes in fair value of derivative instruments, net	-	-	-	-	-	(7.6)	(7.6)
Actuarial gain on pension plan, net	-	-	-	-	-	1.3	1.3
Loss on share options exercised	-	-	-	7.7	(7.7)	-	-
Share-based compensation expense	0.1	3.1	-	-	-	-	3.2
Balance at August 1, 2009	15.4	167.6	235.2	(3.0)	1,447.1	(169.6)	1,692.7

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited condensed consolidated statements of comprehensive income for the 26 weeks ended August 1, 2009

	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	August 1, 2009	August 2, 2008	August 1, 2009	August 2, 2008
	$m	$m	$m	$m
Net income	27.6	19.7	53.9	45.4
Foreign currency translation	28.2	(3.0)	32.2	-
Changes in fair value of derivative instruments	(8.2)	1.5	(10.5)	3.3
Actuarial gain	1.2	0.5	2.3	1.0
Prior service cost	(0.3)	0.3	(0.5)	0.6
Deferred tax on items recognized in equity	2.1	(0.6)	2.4	(3.3)
Comprehensive income	50.6	18.4	79.8	47.0

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the condensed consolidated financial statements (unaudited)

1. Principal accounting policies and basis of preparation

Basis of preparation

Signet Jewelers Limited (the “Company”) and its subsidiary undertakings (collectively, the “Group”) is a leading retailer of jewelry, watches and associated services. The Group manages its business as two geographical segments, being the United States of America (the “US”) and the United Kingdom (the “UK”). The US segment operates retail stores under brands including Kay Jewelers, Jared the Galleria of Jewelry and various regional brands while the UK segment's retail stores operate under brands including H.Samuel and Ernest Jones.

These quarterly financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included on Form 20-F for the year ended January 31, 2009, filed with the SEC on April 1, 2009.

These quarterly financial statements of the Group are unaudited. They have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted from these quarterly financial statements. However, these quarterly financial statements include all adjustments that are, in the opinion of management, necessary to fairly state the results of the quarterly periods. Subsequent events have been evaluated up to the date of issue of these quarterly financial statements, September 9, 2009.

Use of estimates in interim financial statements

The preparation of quarterly financial statements, in conformity with US GAAP for quarterly reporting, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated quarterly financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to valuation of intangible assets, valuation of inventory, depreciation, valuation of employee benefits, income taxes and contingencies.

Seasonality

The Group’s business is highly seasonal with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in sales and profit.

Accounting pronouncements adopted during the period

SFAS No. 141(R)

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”). Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at fair value at the acquisition date, with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non-controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. The Group has not made any acquisitions in the period.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements, separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years and quarterly periods beginning after December 15, 2008. Currently, the Group does not have any non-controlling interests in its subsidiaries.

Notes to the condensed consolidated financial statements (unaudited)

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The Statement requires companies with derivative instruments to disclose information that should enable financial statements users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit risk related contingent features in derivative agreements, counterparty credit risk and a company's strategies and objectives for using derivative instruments. SFAS 161 expands the current disclosure framework in SFAS 133 and is effective prospectively for periods beginning on or after November 15, 2008.

SFAS No. 165

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 details the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.  Additionally, SFAS 165 sets forth recognition and disclosure requirements for events or transactions that occur after the balance sheet date, including a requirement to disclose the date through which subsequent events have been evaluated.   SFAS 165 is effective prospectively for periods ending after June 15, 2009.

FASB Staff Position (“FSP”) FAS 107-1 and APB 28-1

In April 2009, the FASB issued Staff Position SFAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”). FSP SFAS 107-1 and APB 28-1 amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to annual financial statements. The staff position also amends APB Opinion No. 28, “Interim Financial Reporting”, to require fair value disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009. Adoption of FSP FAS 107-1 and APB 28-1 increases disclosure requirements but does not affect the Group’s financial position, operating results or cash flows.

New accounting pronouncements to be adopted in future periods

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 provides for the FASB Accounting Standards Codification (the “Codification”) to become the single official source of authoritative US GAAP. The Codification does not change US GAAP but reorganizes the literature. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 will not materially affect the Group.

Notes to the condensed consolidated financial statements (unaudited)

2. Segmental information

The consolidated sales are derived from the retailing of jewelry, watches, other products and services. The Group is managed as two geographical operating segments, being the US and UK divisions. These segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Both divisions are managed by executive committees, which report through the Chief Executive to the Board. Each divisional executive committee is responsible for operating decisions within parameters set by the Board. The performance of each segment is regularly evaluated based on sales and operating income. The operating segments do not include income taxes or certain central costs, and there are no material transactions between the operating segments.

The accounting policies of the segments are the same as those used to report under US GAAP.

	13 weeks ended August 1, 2009	13 weeks ended August 2, 2008	26 weeks ended August 1, 2009	26 weeks ended August 2, 2008
	$m	$m	$m	$m
Sales:
US	552.5	575.6	1,177.4	1,206.7
UK	158.3	193.3	296.0	384.7
Consolidated total	710.8	768.9	1,473.4	1,591.4

Operating income, net:
US	50.4	50.2	106.8	96.9
UK	1.0	2.3	(0.3)	5.8
Unallocated(1)	(4.8)	(15.0)	(7.5)	(19.3)
Consolidated total	46.6	37.5	99.0	83.4

	August 1, 2009	August 2, 2008	January 31, 2009
	$m	$m	$m
Total assets:
US	2,272.0	2,671.7	2,287.0
UK	405.1	631.3	343.1
Unallocated	57.8	245.9	323.8
Consolidated total	2,734.9	3,548.9	2,953.9
(1)

Unallocated principally relates to central costs. In the 13 and 26 weeks ended August 2, 2008 unallocated includes $10.5 million of re-listing costs in respect of moving the primary listing to the NYSE.

3. Exchange rates

The exchange rates used in these quarterly statements for the translation of UK pound sterling transactions and balances into US dollars are as follows:

	August 1, 2009	August 2, 2008	January 31, 2009
Income statement (average rate)	1.54	1.98	1.75
Balance sheet (closing rate)	1.67	1.97	1.45

4. Taxation

The Group has business activity in all states within the US and files income tax returns for the US federal jurisdiction and all applicable states. The Group also files income tax returns in the UK and certain other foreign jurisdictions. The Group is subject to US federal and state examinations by tax authorities for tax years after October 29, 2005 and is subject to examination by the UK tax authority for tax years after January 31, 2005.

Notes to the condensed consolidated financial statements (unaudited)

As of January 31, 2009, the Group had approximately $18.8 million of unrecognized tax benefits in respect of uncertain tax positions, all of which would favorably affect the effective income tax rate if resolved in the Group’s favor. These unrecognized tax benefits relate to financing arrangements and intra-group charges which are subject to different and changing interpretations of tax law.

During the 26 weeks ended August 1, 2009, agreement was reached with the Internal Revenue Service in the US in respect of the treatment of certain financing arrangements and a cash settlement was paid of approximately $4.0 million, excluding interest thereon. Apart from this settlement there has been no material change in the amount of unrecognized tax benefits in respect of uncertain tax positions during the 26 weeks ended August 1, 2009.

The Group recognizes accrued interest and penalties related to unrecognized tax benefits within income tax expense. As of January 31, 2009 the Group had accrued interest and penalties of $3.8 million and this has been reduced to approximately $2.7 million as of August 1, 2009, due to the payment of interest during the period on the above cash settlement.

Over the next twelve months management believes that it is reasonably possible that there could be a reduction of substantially all of the unrecognized tax benefits as of January 31, 2009, due to settlement of the uncertain tax positions with the tax authorities.

5. Earnings per share

	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	August 1, 2009	August 2, 2008	August 1, 2009	August 2, 2008
Net income ($ million)	27.6	19.7	53.9	45.4
Basic weighted average number of shares in issue (million)	85.2	85.2	85.2	85.2
Dilutive effect of share options (million)	0.3	0.2	0.3	0.2
Diluted weighted average number of shares in issue (million)	85.5	85.4	85.5	85.4
Earnings per share – basic	$0.32	$0.23	$0.63	$0.53
Earnings per share – diluted	$0.32	$0.23	$0.63	$0.53

Earnings per share for the comparative period has been recalculated for the 1 for 20 share consolidation undertaken as part of the move of the primary listing of the parent company’s shares, effective September 11, 2008.

The basic weighted average number of shares excludes shares held by the Employee Stock Ownership Trust as such shares are not considered outstanding and do not qualify for dividends. The effect of this is to reduce the average number of shares in the 13 and 26 week periods ended August 1, 2009 by 81,893 and 81,922 shares respectively (13 and 26 week periods ended August 2, 2008: 83,720 (recalculated)). The calculation of fully diluted earnings per share for the 13 and 26 week periods ended August 1, 2009 excludes options to purchase 2,798,075 shares (13 and 26 week periods ended August 2, 2008: 3,412,324 share options (recalculated)) on the basis that their effect on earnings per share was anti-dilutive.

6. Dividends

	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	August 1, 2009	August 2, 2008	August 1, 2009	August 2, 2008
Final dividend paid of 6.317c per share on July 3, 2008	-	107.4	-	107.4

Dividends are not provided for until they are declared and formally approved.

7. Inventories

	August 1, 2009	August 2, 2008	January 31, 2009
	$m	$m	$m
Raw materials	7.0	38.3	25.5
Finished goods	1,272.2	1,416.2	1,338.9
Total inventory	1,279.2	1,454.5	1,364.4

Notes to the condensed consolidated financial statements (unaudited)

8. Deferred revenue

		August 1, 2009	August 2, 2008	January 31, 2008
		$m	$m	$m
Warranty deferred revenue		239.0	242.0	243.1
Other		7.4	12.1	19.5
		246.4	254.1	262.6
Disclosed as:
Current liabilities		103.4	106.3	120.1
Non-current liabilities		143.0	147.8	142.5
		246.4	254.1	262.6
	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	August 1, 2009	August 2, 2008	August 1, 2009	August 2, 2008
	$m	$m	$m	$m
Warranty deferred revenue, beginning of period	243.8	246.5	243.1	246.6
Warranties sold	33.9	33.2	74.1	71.3
Revenues recognized	(38.7)	(37.7)	(78.2)	(75.9)
Warranty deferred revenue, end of period	239.0	242.0	239.0	242.0

9. Derivative instruments and hedging activities

The Group is exposed to foreign currency exchange risk arising from various currency exposures. The Group enters into forward foreign currency exchange purchase contracts, principally in US dollars, in order to limit the impact of movements in foreign exchange rates on its forecast foreign currency purchases. The total notional amount of these foreign currency contracts outstanding as at August 1, 2009 was $55.5 million. These contracts have been designated as cash flow hedges and will be settled over the next 18 months.
The Group enters into forward purchase contracts for commodities in order to reduce its exposure to significant movements in the price of the underlying precious metal raw material. The total notional amount of commodity contracts outstanding as at August 1, 2009 was $91.9 million. These contracts have been designated as cash flow hedges and will be settled over the next 18 months.
For derivatives that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same period in which the hedged item affects net income or loss. Gains and losses on derivatives that do not qualify for hedge accounting, together with any hedge ineffectiveness, are recognized immediately in other operating income, net. The Group does not hold derivative contracts for trading purposes.
Foreign currency contracts not designated as cash flow hedges are used to hedge currency flows through the Group’s bank accounts to ensure the Group is not exposed to foreign currency exchange risk in its cash and borrowings.

Notes to the condensed consolidated financial statements (unaudited)

The following table summarizes the fair value and presentation of derivative instruments in the unaudited condensed consolidated balance sheets:

	Derivative assets
	August 1, 2009		January 31, 2009
	Balance sheet location	Fair value $m	Balance sheet location	Fair value $m
Derivatives designated as hedging instruments:
Foreign currency contracts	Other assets	3.4	Other assets	12.0
Commodity contracts	Other assets	5.6	Other assets	12.0

		9.0		24.0

Derivatives not designated as hedging instruments:
Foreign currency contracts	Other assets	-	Other assets	0.1

		-		0.1
Total derivative assets		9.0		24.1

	Derivative liabilities
	August 1, 2009		January 31, 2009
	Balance sheet location	Fair value $m	Balance sheet location	Fair value $m
Derivatives designated as hedging instruments:
Foreign currency contracts	Other liabilities	(1.7)	Other liabilities	-
Commodity contracts	Other liabilities	(2.7)	Other liabilities	-

		(4.4)		-

Derivatives not designated as hedging instruments:
Foreign currency contracts	Other liabilities	-	Other liabilities	-

		-		-
Total derivative liabilities		(4.4)		-

The following tables summarize the effect of derivative instruments on the unaudited condensed consolidated income statements:

Derivatives in SFAS 133 cash flow hedging relationships	Amount of gain/(loss) recognized in OCI on derivatives (Effective portion)		Location of gain/(loss) reclassified from accumulated OCI into income (Effective portion )	Amount of gain/(loss) reclassified from accumulated OCI into income (Effective portion)
	26 weeks ended August 1, 2009 $m	26 weeks ended August 2, 2008 $m		26 weeks ended August 1, 2009 $m	26 weeks ended August 2, 2008 $m
Foreign currency contracts	(6.0)	9.2	Cost of sales	4.3	-
Commodity contracts	(2.1)	(5.9)	Cost of sales	(1.9)	3.9

Total	(8.1)	3.3		2.4	3.9

The ineffective portion of hedging instruments taken to other operating income, net was $nil in the current and comparative periods.

Notes to the condensed consolidated financial statements (unaudited)

Derivatives not designated as hedging instruments under SFAS 133	Location of gain/(loss) recognized in income on derivatives	Amount of gain/(loss) recognized in income on derivatives
		26 weeks ended August 1, 2009 $m	26 weeks ended August 2, 2008 $m
Foreign currency contracts	Other operating income, net	-	0.4

Total		-	0.4

SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. SFAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

      Level 1 - quoted market prices in active markets for identical assets and liabilities

Level 2 - observable market based inputs or unobservable inputs that are corroborated by market data

Level 3 - unobservable inputs that are not corroborated by market data

The Group determines fair value based upon quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The methods the Group uses to determine fair value on an instrument specific basis are detailed below.

The following table summarizes the valuation of financial instruments categorized by fair valuation level:

	August 1, 2009		August 2, 2008
	$m		$m
	Carrying Value	Significant other observable inputs (Level 2)	Carrying Value	Significant other observable inputs (Level 2)
Assets:
Forward foreign currency contracts and swaps	3.4	3.4	1.1	1.1
Forward commodity contracts	5.6	5.6	0.9	0.9
Liabilities:
Borrowings	(293.3)	(301.6)	(500.2)	(479.2)
Forward foreign currency contracts and swaps	(1.7)	(1.7)	(2.5)	(2.5)
Forward commodity contracts	(2.7)	(2.7)	(3.2)	(3.2)

The fair values of the Group's derivative instruments are based on market value equivalents at the balance sheet date. The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value because of the short term maturity of these amounts.

10. Commitments and contingencies

Litigation

The Group is not party to any legal proceedings considered to be material to the financial statements. Furthermore, no director, officer or affiliate of the Group or any associate of any such director has been a party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

A class action lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc, a subsidiary of the Company, in the New York federal court by private plaintiffs. The US Equal Opportunities Commission has filed a separate lawsuit alleging that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

Notes to the condensed consolidated financial statements (unaudited)

11. Share options

The Group recorded net share-based compensation expense of $2.2 million and $0.7 million for the 26 weeks ended August 1, 2009 and August 2, 2008, after charging $0.1million (2008: crediting $1.7 million) relating to the change in fair value during the period of awards with an inflation condition accounted for as liability awards under SFAS No. 123(R) "Share-Based Payment".

12. Long-term debt

On March 13, 2009 the Group entered into amendment agreements to the revolving credit facility agreement and note purchase agreement. Under the amended agreements Signet prepaid $100 million of the notes at par plus interest on March 18, 2009 and the revolving credit agreement was reduced in size to $370 million on March 13, 2009. In addition, the margins paid on the revolving credit agreement and the coupon on the notes have increased. The most stringent condition under the original agreements was a fixed charge cover covenant. The definition of this covenant has been amended to include depreciation in the earnings and exclude service charges and rates from expenses. This covenant is set at 1.4:1, using the amended definition, until the end of fiscal 2012, equivalent to a reduction to about 1.1:1 from 1.4:1 under the former definition of fixed charge cover. The fixed charge cover is then set at 1.55:1 until the end of fiscal 2013 and thereafter is set at 1.85:1. The amended agreements also reduce the permitted ratio of net debt to earnings before interest, tax, depreciation and amortization covenant to 2:1 from 3:1 (2.5 in the third quarter of each fiscal year) until the end of the fiscal year 2013 and places restrictions on the Group’s ability to undertake certain activities, including cash distributions to shareholders. Amendment fees and other related costs of $5.9 million have been capitalized, with a further $3.4 million charged in the period. A more detailed description of the amendments can be found on the Company’s Form 20-F for the year ended January 31, 2009.

13. Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analyzing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, profit and earnings per share at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analyzed below.

26 weeks ended August 1, 2009	26 weeks ended August 1, 2009	26 weeks ended August 2, 2008	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%

Sales
US	1,177.4	1,206.7	(2.4)%	-	1,206.7	(2.4)%
UK	296.0	384.7	(23.1)%	(85.5)	299.2	(1.1)%
Total sales	1,473.4	1,591.4	(7.4)%	(85.5)	1,505.9	(2.2)%

Operating income, net
US	106.8	96.9	10.2%	-	96.9	10.2%
UK	(0.3)	5.8	n/a	(1.3)	4.5	n/a
Unallocated – underlying	(7.5)	(8.8)	14.8%	2.0	(6.8)	10.3%
– re-listing costs	-	(10.5)	n/a	-	(10.5)	n/a
Operating income, net	99.0	83.4	18.7%	0.7	84.1	17.7%
Income before income taxes	79.9	70.7	13.0%	0.2	70.9	12.7%
Earnings per share - basic	$0.63	$0.53	18.9%	-	$0.53	18.9%

Notes to the condensed consolidated financial statements (unaudited)

13 weeks ended August 1, 2009	13 weeks ended August 1, 2009	13 weeks ended August 2, 2008	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%

Sales
US	552.5	575.6	(4.0)%	-	575.6	(4.0)%
UK	158.3	193.3	(18.1)%	(34.3)	159.0	(0.4)%
Total sales	710.8	768.9	(7.6)%	(34.3)	734.6	(3.2)%

Operating income, net
US	50.4	50.2	0.4%	-	50.2	0.4%
UK	1.0	2.3	(56.5)%	(0.4)	1.9	(47.4)%
Unallocated – underlying	(4.8)	(4.5)	(6.7)%	0.8	(3.7)	29.7%
– re-listing costs	-	(10.5)	n/a	-	(10.5)	n/a
Operating income, net	46.6	37.5	24.3%	0.4	37.9	23.0%
Income before income taxes	38.5	30.6	25.8%	0.3	30.9	24.6%
Earnings per share - basic	$0.32	$0.23	39.1%	-	$0.23	39.1%

14. Net debt

	August 1, 2009	August 2, 2008	January 31, 2009
	$m	$m	$m
Cash and cash equivalents	92.8	66.9	96.8
Loans and overdrafts	(13.3)	(120.2)	(187.5)
Long-term debt	(280.0)	(380.0)	(380.0)
Net debt	(200.5)	(433.3)	(470.7)

15. Related party transactions

For the purposes of DTR 4.2.8 (1) & (2), there were no related party transactions or changes in related party transactions in the 26 weeks ended August 1, 2009.

Responsibility statement of the directors in respect of the half year report

We confirm that to the best of our knowledge:

• the condensed set of financial statements has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”);

• the interim management report includes a fair review of the information required by:

(a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the last annual report that could do so.

Terry Burman Group Chief Executive

Walker Boyd Group Finance Director

September 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:  09 September 2009